STATEMENT OF INVESTMENTS

General Government Securities Money Market Fund

February 29, 2008 (Unaudited)

U.S. Government Agencies--106.9%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
Federal Farm Credit Bank:			
4/11/08	2.99	100,000,000 [a]	99,996,734
9/15/09	3.05	100,000,000 [a]	99,992,586
Federal Home Loan Bank System:			
3/3/08	2.00	555,000,000	554,938,333
4/7/08	4.60	35,000,000	34,838,125
4/16/08	3.64	5,000,000	4,976,936
6/18/08	4.23	125,000,000	123,433,125
7/16/08	3.42	150,000,000	148,082,000
2/27/09	2.58	35,000,000	35,013,227
3/5/09	2.55	40,000,000	40,006,400
9/4/09	3.12	150,000,000 [a]	150,000,000
Federal Home Loan Mortgage Corp.:			
6/13/08	3.88	175,000,000	173,068,778
7/1/08	4.31	100,000,000	98,580,056
Federal National Mortgage Association:			
3/4/08	3.24	175,000,000 [a]	175,000,000
4/30/08	4.21	150,000,000	148,965,000
Total U.S. Government Agencies (cost $1,886,891,300)			**1,886,891,300**

Repurchase Agreements--13.9%			
HSBC USA Inc. dated 2/29/08, due 3/3/08 in the amount of $100,026,667 (fully collateralized by $3,482,390 Federal Home Loan Mortgage Corp., 6%, due 4/15/34, value $1,805,150, $105,606,023 Federal National Mortgage Association, 3.785%-6%, due 2/25/34-8/25/37, value $80,961,407 and $19,000,000 Government National Mortgage Association, 4.363%, due 1/16/20, value $19,238,278)	3.20	100,000,000	100,000,000
UBS Securities LLC dated 2/29/08, due 3/3/08 in the amount of $146,038,690 (fully collateralized by $207,296,987 Federal Home Loan Mortgage Corp., 3.218%-4.569%, due 7/15/33-7/15/36, value $148,922,572)	3.18	146,000,000	146,000,000
Total Repurchase Agreements (cost $246,000,000)			**246,000,000**
Total Investments (cost $2,132,891,300)		**120.8%**	**2,132,891,300**
Liabilities, Less Cash and Receivables		**(20.8%)**	**(367,621,249)**
Net Assets		**100.0%**	**1,765,270,051**

a Variable rate security--interest rate subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157),
Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.
Level 1 - quoted prices in active markets for identical securities.
Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds,
credit risk, etc.)
Level 3 - significant unobservable inputs (including fund's own assumption in determining the fair value of investments).
The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those
securities. For example, money market securities are valued using amortized cost, in accordance with rules under the Investment
Company Act of 1940. Generally, amortized cost approximates the current fair value of a security, but since the value is not obtained
from a quoted price in an active market, such securities are reflected as Level 2.
The following is a summary of the inputs used as of February 29, 2008 in valuing the fund's assets carried
at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instruments* ($)
Level 1 - Quoted Prices	0	0
Level 2 - Other Significant Observable Inputs	2,132,891,300	0
Level 3 - Significant Unobservable Inputs	0	0
Total	2,132,891,300	0

* Other financial instruments include futures, forwards and swap contracts.

STATEMENT OF INVESTMENTS

General Treasury Prime Money Market Fund

February 29, 2008 (Unaudited)

U.S. Treasury Bills--100.1%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
3/6/08	4.06	1,600,000	1,599,113
3/13/08	2.94	11,000,000	10,989,383
3/17/08	2.46	41,300,000	41,260,518
3/20/08	3.84	15,800,000	15,768,602
3/27/08	2.82	3,900,000	3,892,097
4/3/08	3.47	24,600,000	24,522,607
4/15/08	2.21	14,600,000	14,559,827
4/17/08	2.95	71,500,000	71,226,894
5/8/08	2.79	12,000,000	11,937,478
5/15/08	2.97	12,000,000	11,926,813
5/22/08	3.18	23,000,000	22,835,954
6/12/08	3.19	42,000,000	41,622,677
7/3/08	3.15	4,000,000	3,957,289
7/10/08	3.18	14,800,000	14,631,650
7/17/08	2.24	4,000,000	3,965,960
8/14/08	2.03	6,000,000	5,944,390
8/21/08	2.04	18,000,000	17,825,703
Total Investments (cost $318,466,955)		**100.1%**	**318,466,955**
Liabilities, Less Cash and Receivables		**(.1%)**	**(457,843)**
Net Assets		**100.0%**	**318,009,112**

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157), Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.
Level 1 - quoted prices in active markets for identical securities.
Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 - significant unobservable inputs (including fund's own assumption in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. For example, money market securities are valued using amortized cost, in accordance with rules under the Investment Company Act of 1940. Generally, amortized cost approximates the current fair value of a security, but since the value is not obtained from a quoted price in an active market, such securities are reflected as Level 2.

The following is a summary of the inputs used as of February 29, 2008 in valuing the fund's assets carried at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instruments* ($)
Level 1 - Quoted Prices	0	0
Level 2 - Other Significant Observable Inputs	318,466,955	0
Level 3 - Significant Unobservable Inputs	0	0
Total	318,466,955	0

* Other financial instruments include futures, forwards and swap contracts.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.